EXHIBIT 10.1
EXECUTION COPY

Name:	Neil S. Fiske
Position:	President and Chief Executive Officer
Start Date:	July 9, 2007
Base Salary:	$1,100,000
Incentive Allocation Percentage	110%
Incentive Guarantee for 2007:	$600,000
Annual Executive Perquisite Allowance:	$20,000
Sign-On Bonus:	$600,000
Restricted Stock Units (RSUs):	$500,000 of shares based on FMV on grant date
Stock Options:	700,000 shares
Deferred Compensation Award	$1,500,000
Dear Neil:
This letter agreement (“Agreement”) outlines the key components of your employment and compensation package with the Company.
Areas of Responsibility
In your role as President and Chief Executive Officer of Eddie Bauer Holdings, Inc. (“Holdings”) and Eddie Bauer, Inc. (“Eddie Bauer”) (collectively, the “Company”), you will be the highest ranking officer of the Company and will perform the customary duties and have the customary responsibilities of such position, as well as such duties and responsibilities reasonably assigned by the Company’s board of directors (the “Board”). At all times, you will report to the Board and no other individual within the Company and all other employees of the Company will be responsible to report to you or such other individuals as you designate. Beginning on the start date set forth above, you are expected to devote your full business efforts and time exclusively to the Company. The foregoing is not intended to preclude you from serving on civic or charitable boards or committees or managing personal investments, so long as such activities do not conflict with the Company’s business interests or interfere with the performance of your responsibilities hereunder. With Board approval you may serve as a member of the board of directors of other companies, provided such companies do not compete with the business of the Company and such services do not materially interfere with the performance of your duties under this Agreement. Your personal and family investments shall not conflict with the Company’s business interests. The existence of a conflict shall be determined in good faith by the Board. With respect to personal or family investments that you hold prior to or on the Effective Date, the existence of a conflict shall be determined in good faith by the Board as soon as possible after you disclose any such investments, but the ownership of no more than one percent of the outstanding securities of any company whose stock is traded on a national securities exchange or is regularly quoted as a national market security on an interdealer quotation system shall not be a conflict.
Board Membership
You also will serve as a member of the Board and may serve on certain committees of the Board or as an officer and/or director of any of the Company’s subsidiaries or affiliates, in all cases without additional compensation or benefits. The Company will use its best efforts to nominate you for appointment or election to the Board and cause you to be elected to the Board at each annual stockholder meeting at which your term as a director comes up for election.

Term
This Agreement shall be effective upon execution by both parties (the “Effective Date”). You have agreed to the start date specified above. The payments and benefits specified in this Agreement shall not begin until your employment start date. The term of this Agreement (the “Term”) is three years from your start date, but can be terminated by either party during the Term (or prior to the Term for Misconduct) upon 15 days advance written notice or by mutual agreement. On the third anniversary of your start date, this Agreement will expire and your continued employment thereafter will be on an at-will basis subject to termination by either party upon 15 days advance written notice or by mutual agreement. In the event the Term expires, your termination on or after the expiration of the Term will be subject to the Company’s regular severance plan policies for executives. However, in the event of your involuntary termination other than for Misconduct, your resignation for Good Reason, or your termination in connection with any event that entitles you to any severance under applicable Company plans or policies for executives the benefit you receive will be not less than your then current Base Salary on a monthly basis for a period of 24 months after the date your employment terminates and not less than 24 months of continued group health coverage at the associate rate on the same terms and conditions applicable to the Group Health Continuation Coverage provided under the Severance Benefits provisions of this Agreement. In addition, the restrictive covenants, dispute resolution, 280G gross-up, liability insurance, and indemnification provisions provided herein shall continue to apply as long as you continue to be employed by the Company. The Company anticipates that you and your management team will make proposals and recommendations for adoption by the Compensation Committee of the Board and the Company agrees that as soon as possible, but not later than the end of the Term of this Agreement, it will implement and maintain market competitive severance and change in control benefit plans that will apply to you and to all other executives of the Company (subject to the minimum severance and health coverage covenants of the Company in this section and the Severance Benefits section below). However, you and the Company acknowledge and agree that the preceding provisions with respect to market competitive severance and change in control benefit plans are included for the sole benefit of you and the Company, and that nothing herein, whether express or implied, shall create any right in any other person, including, without limitation, any other employees, former employees, any participant in any Company benefit plan, or any beneficiary thereof, or be treated as an amendment or other modification of any Company benefit plan.
Base Salary and Executive Personal Allowance
Your Base Salary and Annual Personal Allowance will be paid in equal amounts, over 26 pay periods. Each pay period represents a two-week span of time beginning on a Monday and ending on a Friday of the following week. Payment is dispersed the Friday of the week after conclusion of the two-week period.
Annual Incentive Plan
During your employment with the Company, you will participate in the Company Annual Incentive Plan (the “Annual Incentive Plan”) in accordance with the terms and conditions of the Performance Award provisions of the Eddie Bauer Holdings, Inc. 2005 Stock Incentive Plan (the “2005 Plan”) as in effect from time to time or such successor plan that may be adopted by the Company. Your allocable share of the incentive allocation pool under the Annual Incentive Plan for 2007 is based on 110% of your Base Salary (the “Target Percentage”). Your share of the incentive allocation pool for 2007 is based on the percentage of the pool determined by dividing your Target Percentage by the aggregate Target Percentages of all eligible participants for the portion of the year in which you are eligible. Payment under the Annual Incentive Plan will occur if the Company reaches target performance goals. You are guaranteed to receive at least $600,000 of annual incentive payments for 2007. The 2007 plan pays out on a quarterly and annual basis. The quarterly portion pays after quarterly sales results are calculated. The year-end payout occurs after Annual Incentive Plan year results are finalized and at the same time incentive payments under the Annual Incentive Plan are paid to all other participants. If the amount you receive under the Annual Incentive Plan for the 2007 plan year is less than

$600,000 (the “minimum bonus amount”), the difference will be made up on the year-end payout date. If you voluntarily resign or are terminated due to Misconduct prior to the payout you will not be eligible to receive any payments under the 2007 Annual Incentive Plan beyond amounts paid prior to the resignation or termination. For periods after 2007, it is anticipated that you and your management team will make proposals and recommendations for consideration by the Compensation Committee of the Board for an appropriate annual incentive arrangement structure and performance parameters that will be applicable to all executives and other associates. It is intended that your Target Percentage will provide an annual bonus opportunity that equates to a bonus equal to 110% of your Base Salary if target performance criteria are achieved. The Company anticipates that the Annual Incentive Plan will be performance based, so that your actual payout may range from 0% to 200% of your Target Percentage for any fiscal year (subject to the Company’s obligation to provide the minimum bonus amount for 2007).
Equity
You are eligible to participate in our stock incentive program. As part of this program, you will receive restricted stock units (“RSUs”) and stock options. You will receive RSUs based on the number of shares with a fair market value equal to $500,000 on the grant date and 100,000 time vested stock options. In addition, you will receive performance based options to purchase up to 600,000 shares on the terms described below. These awards are subject to the terms and conditions of the 2005 Plan. These shares will be granted at the fair market value on your start date. Fair market value will be determined according to the terms of the 2005 Plan based on the average selling price during the 30-day period ending on July 8, 2007, the day before your start date. For this purpose, the term “average selling price” means the arithmetic mean of such selling prices on all trading days during the specified period. In the event your start date is revised or delayed, the grant date shall be your actual start date and the period for determining the average selling price may not be more than 30 days before the grant date (and may not begin prior to June 8, 2007). The commitment to grant the equity awards on your start date based on such valuation method was approved by the Compensation Committee at a meeting on June 7, 2007.
The grant agreements for the equity grants to be made pursuant to this Agreement will provide for the accelerated vesting specified in the Severance section, the Death and Disability section, and the Change in Control section below if an event triggering such acceleration occurs at any time before the full vesting of the equity granted, regardless of whether such event occurs during or after the Term.
RSUs. Except as otherwise provided herein, the RSUs will be subject to forfeiture until you have completed four years of service from your start date and at that time the RSUs will become 100% vested. RSUs will be settled in shares of common stock at the vesting date, subject to your payment and satisfaction of applicable withholding requirements.
Stock Options. Your time vested stock options will vest at 25% per year over four years and will have a maximum term of 10 years. Your first time vested stock option vest will be one year from your start date. In addition you will receive 600,000 performance based options granted at the Fair Market Value (as determined above) upon your start date, consisting of 300,000 five year performance options and 300,000 seven year performance options. The five year performance options will have a maximum term of 10 years if the options become vested and will only vest if the closing price of the Company common stock reaches $25 per share for 30 consecutive trading days within five years of the grant date. The seven year performance options will have a maximum term of 10 years if the options become vested and will only vest if the closing price of the Company common stock reaches $35 per share for 30 consecutive trading days within seven years of the grant date.
You may also receive future stock awards commensurate with your position after the third anniversary of your start date. Any additional RSU or stock option awards will be subject to Compensation Committee approval and the terms and conditions in effect at that time. Eligibility for additional equity incentive awards may be conditioned on your compliance with any stock ownership guidelines that may be adopted by the Compensation Committee or the Board. At the present time, the Company has not adopted specific stock ownership guidelines, but intends to adopt such guidelines for all executive level positions. In anticipation of the adoption of such guidelines, you agree that the ownership guideline applicable to you under any guidelines to be adopted will provide an ownership guideline that seeks to enable you to acquire and hold stock with a fair market value equal to five times your Base Salary. It is anticipated that the stock ownership guidelines adopted by the Compensation Committee or the Board will provide certain reasonable transition periods to enable you to attain the specified guideline ownership level, will specify the extent, if any, to which your outstanding equity awards will be counted in satisfaction of the ownership guidelines and may provide certain exceptions to permit sales within specified guidelines provided that you are making satisfactory progress toward keeping or maintaining the recommended level of stock ownership or to the extent such sales may be necessary to satisfy tax obligations associated with the exercise or distribution of an equity award. You agree that you will be subject to any stock ownership guidelines that may be adopted in the future for all executives provided they are consistent with the foregoing concepts or you otherwise consent.
Deferred Compensation Award
You will be entitled to a Company provided discretionary allocation of $1,500,000 (the “Deferred Compensation Award”) to be credited to a Company Contribution Account for your benefit under the terms of the Company’s Nonqualified Deferred Compensation Plan. The Deferred Compensation Award will vest in three equal installments of 1/3rd of the account balance on each of the first three anniversaries of your start date. Deferred amounts will be allocated, pursuant to your election, among the investment funds available under the terms of the Nonqualified Deferred Compensation Plan and, except as otherwise set forth herein, will be distributed to you in a lump sum on the third anniversary of your start date.
Sign-On Bonus
A sign-on bonus of $600,000 (the “Sign-On Bonus”) will be paid in a lump sum on your start date. If you voluntarily resign before the completion of the 12-month period from your start date, the Sign-On Bonus must be repaid. You shall have six months from your termination date to make any such repayment.
Legal Fees
Within 14 calendar days of this Agreement’s becoming effective and your providing substantiation of legal fees incurred in connection with the preparation and negotiation of this Agreement, the Company will reimburse you for your legal fees incurred in connection with the Agreement’s preparation and negotiation, up to a maximum dollar amount of $20,000.00.
Annual Merit Review
Your Base Salary will be subject to an annual merit review during the Company’s performance review cycle occurring in March each year, beginning with the review cycle in 2008 for performance in 2007. Your performance may be reviewed for the purpose of Merit Increases in compensation from time to time, generally on an annual basis and may be increased, or not, as determined by the Compensation Committee, in its sole discretion.
Business Expenses
Upon presentment of verifiable invoices and other documentation as may be requested by the Company, and subject to the Company’s expense reimbursement policies applicable to similarly situated executives, the Company will reimburse you for the reasonable costs and expenses which you incur in connection with the performance of your duties under this Agreement.
Additional Current Benefits

Benefits Package: Eddie Bauer provides a competitive package of benefit plans including medical, dental, vision, and 401(k). The Company reserves the right to amend or modify the benefits plans at any time.
Additionally, you will be entitled to continue with examinations for you and your spouse at Mayo Clinic as part of their executive health screening process for reasonable and customary costs.
Reasonable Relocation Costs: Upon presentation of invoices, the Company shall reimburse you for reasonable relocation expenses in accordance with the Company’s relocation policy, including: (i) up to six months of temporary housing expense; (ii) travel expenses for you and your spouse for house hunting; (iii) costs associated with the packing, moving and unpacking of household goods and furnishings to a new permanent residence in the greater Seattle area (the “Permanent Residence”); and (iv) closing costs, other than prepaid items such as interest and real estate taxes, associated with the purchase of such Permanent Residence; provided that such costs or fees are incurred during the Term. In addition, the Company will pay you a moving allowance of $20,000 for unsubstantiated miscellaneous moving expenses at the same time as the other moving expenses are paid. If the gross sales price of your current residence in Columbus is less than the actual purchase price of such Columbus residence as set forth on the settlement statement for the closing of such purchase (a true, complete and correct copy of which statement you shall provide to the Company within 30 days after the Effective Date), the Company agrees to pay you a relocation bonus equal to the amount of any such loss, up to a maximum amount of $200,000, provided that you act in good faith to obtain the highest gross sales price for your residence in an arms-length transaction. The moving allowance and relocation bonus will be treated as wages subject to withholding of applicable federal, state, and other income and employment taxes and deductions as required by law. All other relocation expense reimbursements shall be subject to the tax treatment provided by the Company’s relocation expense policy and applicable tax laws. The Company acknowledges that you may choose for personal reasons not to relocate your family immediately from the Columbus area, but that you intend to relocate to the Seattle area within 12 months so that after that period you will no longer be commuting from Columbus. Accordingly, the Company shall reimburse you for reasonable travel costs and expenses incurred by you within 12 months after your start date for travel between the Columbus area and the Seattle area. Additionally, the relocation benefits described in subclauses (i), (ii) and (iii) above shall be available for a period of 12 months from your start date and the real estate related benefits described in subclause (iv) above (i.e., the relocation bonus attributable to any loss on the sale of your home in Columbus and the closing costs attributable to the acquisition of a permanent residence in the Seattle area) shall be available within 24 months of your start date. However, the Company shall have no responsibility or liability if any such delay changes the tax treatment of such relocation benefits.
Associate Discount: Associates, and their eligible dependents, receive a 30% merchandise discount at Eddie Bauer.
Vacation Accrual: You accrue vacation hours at the rate of four weeks per year. In addition to your vacation accrual, you will be eligible for four personal days per year. These accruals will be prorated from your start date.
Severance Benefits: During the Term of this Agreement, in the event that your employment is terminated by the Company for reasons other than Misconduct or you terminate your employment for Good Reason, in addition to any accrued but unpaid Base Salary, accrued vacation and unpaid business expense reimbursements (the “Accrued Obligations”) the Company agrees to provide the following severance benefits:
Accrued Bonus. Any prior year (or prior quarter) accrued bonus that has been earned and certified by the Compensation Committee but has not been paid.

Severance Pay. The Company will continue to pay the prorata portion of your then current Base Salary and an amount equal to 1/12th of your Annual Incentive Plan Target Percentage on a monthly basis for a period of 24 months after the date your employment terminates (the “Severance Pay”). You will not be obligated to seek new employment and the amount of any Severance Pay payments otherwise due hereunder will not be offset or reduced by any compensation earned as a result of employment by another employer during the period that Severance Pay is paid by the Company.
Accelerated Vesting. The RSUs and time vested stock options granted at your start date will become vested on a pro rata basis equal to the percentage determined by dividing (a) the sum of: (i) the number of full months of completed service (based on the anniversary of your start date), plus (ii) 12 months, by (b) 48 months. The Deferred Compensation Awards will become vested on a pro rata basis equal to the percentage determined by dividing (x) the sum of: (i) the number of full months of completed service (based on the anniversary of your start date), plus (ii) 12 months, by (y) 36 months. All other stock options, bonus or other equity or incentive awards will be subject to the terms of the applicable plan and award agreements.
Group Health Continuation Coverage. The Company will provide up to 24 months of continued group health coverage at the associate rate. Coverage will be provided under the Company group health plan for the maximum period for which COBRA coverage is available under the terms of such plan, at the same coverage for you and your family under the Company’s group health plan as is provided by the coverage which exists immediately before the date of termination, unless and until you are otherwise covered by another group health plan (the “Continuation Coverage”). You will be responsible for electing Continuation Coverage and paying the amount of the applicable premium that you would have paid for yourself and your covered family members if you continued to be an active associate. During any period that the Company remains obligated to provide Continuation Coverage and such Continuation Coverage is not available under the terms of the Company’s group health plan, the Company will pay the additional cost of an individual insurance policy that provides benefits coverage that in the aggregate is substantially similar to the level of benefits provided under the Company’s group health plan. You acknowledge and agree that it may not be practicable to obtain an individual insurance policy that provides coverage that is identical to the level of benefits provided under the Company’s group health plan and you and the Company agree to reasonably cooperate in good faith to determine the amount necessary to obtain and maintain any individual health insurance policy that may be required to provide substantially similar benefits coverage.
In the event of involuntary termination by the Company for reasons other than Misconduct after the Term of this Agreement or your resignation for Good Reason, your severance benefits and COBRA medical coverage will be governed by the Company Severance Pay Plan in effect at the time of such termination, but the benefit you receive will be not less than your then current Base Salary on a monthly basis for a period of 24 months after the date your employment terminates and not less than 24 months of continued group health coverage at the associate rate on the same terms and conditions applicable to the Group Health Continuation Coverage provided under the Severance Benefits provisions of this Agreement.
You will not be eligible for any benefits under this section, other than the Accrued Obligations, in the event of voluntary separation or termination by the Company for Misconduct. Any payments pursuant to this section, other than the Accrued Obligations, will be subject to your execution of a waiver and release of claims against the Company substantially in a form attached hereto as Exhibit A. Notwithstanding the foregoing, you will become a participant in the Company’s Senior Officer Change in Control Compensation Benefit Plan (the “Change in Control Plan”) and for so long as you remain a participant thereunder, the terms of the Change in Control Plan will apply to all changes in employment status related to a “Change in Control” (as that term is defined in the Change in Control Plan) and you shall not be entitled to any benefits under this paragraph (unless the Change in Control Plan is terminated or is amended to provide less severance, a shorter period of health coverage, or less favorable equity and deferred compensation vesting than is specified herein, in which case you will receive the more favorable benefits under the terms hereof in lieu of the benefits provided in the Change in Control Plan).
Death or Disability
In the event your employment terminates on account of death or Disability during the Term, in addition to the Accrued Obligations you will be entitled to receive the following:
Accelerated Vesting. Your RSUs, Deferred Compensation Award and your time vested stock options will vest in full upon your termination of employment. Options may be exercised in accordance with the terms of the plan and award agreements.
Accrued Bonus. Any prior year (or prior quarter) accrued bonus that has been earned and certified by the Compensation Committee but has not been paid.
Change in Control
If you continue to be employed by the Company upon the occurrence of a Change in Control, the RSUs will become fully vested, the time vested options will become immediately exercisable, the Deferred Compensation Award will become fully vested and immediately distributable and the performance based options will vest if the per share consideration in the change in control is equal to or exceeds the $25 or $35 vesting thresholds, without regard to any requirement that the closing price of the stock equal or exceed the vesting thresholds for 30 consecutive trading days. If your employment is terminated within 24 months after a Change in Control occurs, you will be entitled to the Severance Pay described above, except the amount will be based on 36 months instead of 24 months and the amount will be paid in a lump sum on the eighth day following the date you sign the waiver and release of claims. Your Continuation Coverage also will be up to 36 months.
In the event that any payment, benefit or distribution to you by the Company, any of its affiliates, or any person who acquires ownership or effective control of the Company or ownership of a substantial portion of the Company’s assets (within the meaning of Section 280G of the Code and the regulations thereunder) or any affiliate of such person, whether paid or payable, received or receivable, or distributed or distributable pursuant to the terms of this Agreement or otherwise (the “Total Payments”), is subject to the excise tax imposed by Section 4999 of the Code or any similar successor provision or any interest or penalties with respect to such excise tax (such excise tax, together with any such interest and penalties, are collectively referred to as the “Excise Tax”), then you will be entitled to receive an additional payment (the “Gross-Up Payment”) in an amount such that after payment of all taxes (including any interest or penalties imposed with respect to such taxes), including any Excise Tax, imposed upon the Gross-Up Payment, you will retain an amount of the Gross-Up Payment equal to the Excise Tax imposed upon the Total Payments (not including the Gross-Up Payment). Notwithstanding the foregoing provisions, if it is determined that you are entitled to the Gross-Up Payment, but that a reduction of the Total payments by $50,000 or less would eliminate the Excise Tax, then no Gross-Up Payment shall be made to you and the amounts payable under this Agreement shall be reduced so that the Excise Tax does not apply.
All determinations as to whether any of the Total Payments are “parachute payments” (within the meaning of Section 280G of the Code), whether a Gross-Up Payment is required, the amount of such Gross-Up Payment and any amounts relevant to determination of whether a payment reduction should be applied, shall be made by an independent accounting firm selected by the Company from among the largest five accounting firms in the United States (the “Accounting Firm”). The Accounting Firm shall provide its determination together with detailed supporting calculations, regarding the amount of any Gross-Up Payment and any other relevant matter, both to the Company and to you, within five days of the Termination Date, if applicable, or such earlier time as is requested by the Company or by you (if you reasonably believe that any of the Total Payments may be subject to the Excise Tax). Subject to the adjustments specified below, any determination by the Accounting Firm shall be binding upon the Company and you. As a result of uncertainty in the application of Section

4999 of the Code at the time of the initial determination by the Accounting Firm hereunder, it may be determined that the Company should have made Gross-Up Payments (“Underpayment”), or that Gross-Up Payments will have been made by the Company which should not have been made (“Overpayments”). In either such event, the Accounting Firm shall determine the amount of the Underpayment or Overpayment that has occurred. In the case of an Underpayment, the amount of such Underpayment shall be promptly paid by the Company to or for your benefit. In the case of an Overpayment, you shall, at the direction and expense of the Company, take such steps as are reasonably necessary (including the filing of returns and claims for refund), follow reasonable instructions from, and procedures established by, the Company, and otherwise reasonably cooperate with the Company to correct such Overpayment. The Company shall be responsible for the costs of the Accounting Firm hereunder. You and the Company shall each reasonably cooperate with the other in connection with any administrative or judicial proceedings concerning the existence or amount of liability for Excise Tax with respect to the Total Payments.
Executive Programs
As an officer of the Company you may also be eligible to participate in the following currently offered executive programs. The plans highlighted here are detailed in plan documents. Please refer to those documents for more information. Nothing said here is intended to alter their meaning and in the event of any conflict the terms of the legal plan documents control. The Company reserves the right to amend or terminate the plans at any time.
Change-in-Control Plan: protects the financial interests of our key executives. The plan provides three times your annual salary and bonus as well as benefit protection in the event of a change-in-control.
Deferred Compensation: provides an opportunity to accumulate capital by investing pretax dollars for distribution at a future date. You can defer a portion of your cash compensation as well as restricted stock unit awards on a pre-tax basis.
Additional Executive Programs
Executive Life Insurance Plan: provides term life insurance with a death benefit equal to four times annual base salary up to $1,000,000 of coverage. An additional $500,000 is available upon evidence of insurability. The Company pays the full cost of the program.
Annual Executive Allowance: provides an executive allowance of $20,000. The Annual Executive Perquisite Allowance is paid in equal installments over 26 pay periods. Your Annual Executive Perquisite Allowance will be pro-rated for the number of pay periods remaining in the year. It will be renewed annually.
Section 409A Deferral Restrictions
Notwithstanding anything to the contrary contained herein, in the event that any payment, compensation or other benefit provided upon your termination of employment is determined, in whole or in part, to constitute “nonqualified deferred compensation” within the meaning of Section 409A of the Code, and you are a specified employee as defined in Section 409A(2)(B)(i) of the Code, such payments will not be paid upon a separation from service before the day that is six months plus one day after your termination date (the “New Payment Date”). Notwithstanding the foregoing, the amount of any separation pay due to you hereunder shall not be considered “nonqualified deferred compensation” that must be deferred until the New Payment Date to the extent that it (1) is payable only upon an “involuntary separation from service” as defined in Treasury Regulation Section

1.409A-1(n), (2) does not exceed the dollar limit set forth in Treasury Regulation Section 1.409A-1(b)(9)(iii)(A) for the year in which your termination of employment occurs, and (3) is required by this Agreement to be paid within the permissible period for such amount set forth in Treasury Regulation Section 1.409A-1(b)(9)(iii)(B). The aggregate of any payments that otherwise would have been paid to you during the period between the date of your termination of employment and the New Payment Date, but cannot be paid due to the operation of Section 409A(2)(B)(i) of the Code, will be paid to you in a lump sum on the New Payment Date. Thereafter, any payments that remain outstanding as of the day immediately following the New Payment Date shall be paid without delay over time period originally scheduled, in accordance with the terms of this Agreement.
You and the Company acknowledge and agree that the interpretation of Section 409A of Code and its application to the terms of this Agreement are uncertain and may be subject to change as additional guidance and interpretations become available. Anything to the contrary herein notwithstanding, all benefits or payments provided by the Company to you that would be deemed to constitute “nonqualified deferred compensation” within the meaning of Section 409A of the Code are intended to comply with Section 409A and, in the event that any such benefit or payment is deemed to not comply with Section 409A, the Company and the Executive agree to cooperate in good faith, including, if available, to renegotiate any such benefit or payment so that either (i) Section 409A will not apply or (ii) compliance with Section 409A will be achieved.
Restrictive Covenants
Preservation of Confidential Information. During the Term, you will have access to and become acquainted with trade secrets and other confidential information which are the exclusive property of the Company and its affiliates. In light of the sensitive and proprietary nature of the Confidential Information, you agree that at no time during or after your employment with the Company will you (i) use Confidential Information (as defined below) for any purpose other than during such employment as directed by the Company or (ii) disclose Confidential Information to any person or entity other than the Company or persons or entities to whom disclosure has been authorized by the Company in writing (except that you may disclose such information to the minimum extent necessary to comply with governmental or judicial process, so long as you promptly notify the Company of such pending disclosure and consult with the Company concerning the advisability of seeking a protective order or other means of preserving the confidentiality of the Confidential Information). As used herein, “Confidential Information” means all information of a technical or business nature relating to the Company, including without limitation trade secrets, inventions, drawings, file data, documentation, diagrams, specifications, know-how, processes, formulas, models, test results, marketing techniques and materials, marketing and development plans, price lists, pricing policies, business plans, information relating to customer or supplier identities, characteristics and agreements, financial information and projections, flow charts, software in various stages of development, source codes, object codes, research and development procedures and employee files and information, including any formula, compilation, program, device, method, technique, or process that derives independent economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means, by other persons who can obtain economic value, actual or potential, from its disclosure or use; provided, however, that “Confidential Information” shall not include any information that has become public knowledge through no fault of yours. You also agree not to disclose any confidential or proprietary information that the Company obtains from a third party and which the Company treats as confidential or proprietary or designates as confidential, whether or not such information is owned or developed by the Company. All Confidential Information, regardless of form, is the exclusive property of the Company. This confidentiality covenant has no temporal, geographical or territorial restriction.
Covenant Not to Solicit or Hire. For so long as you are Employed by the Company and for 24 months thereafter, you agree not to hire, solicit or cause to be solicited for employment by any third party, any person who is as of the date of such solicitation or who was within the 12-month period prior to the date of such solicitation an exempt, supervisory or management employee of the Company or any subsidiary or affiliate of the Company or to induce any such employee to terminate his or her employment with the Company or to interfere in a similar manner with the business of the Company.

Noncompetition. During the Term, and for a period of 24 months thereafter, you agree that you will refrain from and will not, directly or indirectly, as an individual, partner, member, officer, director, stockholder, employee, advisor, independent contractor, joint venturer, consultant, agent, representative, salesman or otherwise, enter into, engage in, be employed by or be engaged as an independent contractor by any of the following competitors in the direct or catalog retail business that operates stores in the United States and generates at least 20 percent of overall earnings from United States-based operations (each a “Competitor”):

The Gap, Inc.,	Coldwater Creek, Inc.
Banana Republic	J. Crew Group, Inc.
American Eagle Outfitters, Inc.	Urban Outfitters, Inc.
Abercrombie & Fitch Co.	L.L. Bean, Inc.
Chico’s FAS, Inc.	Land’s End, Inc.
These restrictions shall not be violated by (i) the ownership of no more than one percent of the outstanding securities of any company whose stock is traded on a national securities exchange or is quoted as a national market security on an interdealer quotation system; or (ii) other outside business investments that do not in any manner conflict with the services to be rendered to the Company and that do not diminish or detract from your ability to render the required attention to the business of the Company.
Injunctive Relief. Any violation of the restrictive covenants and provisions of this Section would cause irreparable injury to the Company due to among other things your knowledge of trade secrets and proprietary information or rights, and there is no adequate remedy at law for such violation, the Company shall have the right in addition to any other remedies available, at law or in equity, to seek to enjoin you in a court of equity from violating such provisions. With respect to any proceeding commenced in the state or federal courts in Seattle, Washington, you hereby waive any and all defenses you may have on the ground of lack of jurisdiction, forum non conveniens, or competence of the court to grant an injunction or other equitable relief, and you further agree to waive any requirement for a bond or undertaking. The foregoing sentence shall not prohibit your removal of an action from state court to federal court to the extent you meet the legal requirements for doing so. The existence of this right shall not preclude any other rights and remedies at law or in equity which the Company may have.
Reliance on Ability to Perform Your Obligations
You acknowledge that the Company is entering into this Agreement in reliance on the fact that you are not a party to any agreement containing a noncompetition provision or other covenant (i) that will restrict the nature of any services or business which you are entitled to perform or conduct for the Company under this Agreement, (ii) that will restrict the disclosure or use of any information which directly or indirectly relates to the nature of the business of Company or the services to be rendered by you under this Agreement, or (iii) that will operate to restrict or impair your ability to enter into this Agreement or to perform your duties hereunder. In the event that there is a final and binding legal determination that a noncompetition provision or other restrictive covenant has the effect of materially limiting your ability to perform the duties, services or business of the Company that are contemplated to be performed pursuant to this Agreement (a “Limiting Determination”), the Company shall have the right to terminate this Agreement upon three days’ written notice (a “Noncompetition Termination”). In the event of a Noncompetition Termination: (x) your rights under this Agreement will be limited to the rights you would have in the event of a termination for Misconduct; (y) you shall not be required to return any compensation or other payments properly paid to you hereunder prior to the date of the Noncompetition Termination, except that, if the Sign-On Bonus has been paid to you, you agree to repay a pro rata portion of the Sign-On Bonus equal to $600,000 less (A) $600,000 multiplied by (B) a fraction, the numerator of which is the number of days that you were employed by the Company prior to the Noncompetition Termination and the denominator of which is 365; and (z) all other post-termination rights and obligations of the parties hereto shall be of no further force and effect, except that the parties hereto agree that the Resolution of Disputes section and the Liability Insurance and Indemnification section shall continue to be valid and binding. The Company’s right to cause a Noncompetition Termination shall be its sole remedy against you in the event of a Limiting Determination.
Representations
Company Representations. Company represents and warrants to you that, as of the Effective Date, all financial statements for each quarter and fiscal year beginning on or after January 1, 2006 fairly present in all material respects the financial condition of the Company in accordance with generally accepted accounting principles in the United States as applied by the Company’s independent auditors as of the applicable reporting dates, except as disclosed in the notes to such financial statements. In addition, Company represents and warrants that it has obtained any approvals that are necessary for the Company to enter into and implement this Agreement, that the Compensation Committee of the Board has approved the compensation terms and authorized the equity grants specified herein, and that such equity grants are permitted under the terms of the 2005 Plan.
Your Representation to the Company. You represent and warrant to the Company that you have provided the Company with copies of all applicable agreements (or applicable portions thereof) that purport to place limits on your activities or employment. You agree that you will not use or disclose the confidential information, trade secrets or intellectual property of any prior employer and you will not violate the applicable terms of any employee solicitation restrictions imposed on you by any prior employer during your employment with the Company.
Successors and Assigns
This Agreement will be binding upon and will inure to the benefit of the Company, its successors and assigns, and the Company will require any successor or assign to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession or assignment had taken place. The term “the Company” as used herein will include any such successors and assigns to the Company’s business and/or assets. The term “successors and assigns” as used herein will mean a corporation or other entity acquiring or otherwise succeeding to, directly or indirectly, all or substantially all the assets and business of the Company (including this Agreement) whether by operation of law or otherwise. This Agreement will inure to the benefit of and be enforceable by your legal personal representative.
Liability Insurance and Indemnification
Insurance. To the extent that the Company maintains any errors and omissions or other liability insurance covering officers and directors (“D&O Insurance”), you shall be covered under such policy or policies in accordance with the terms thereof. Such D&O Insurance in effect as of the Effective Date, is current, valid and in effect as of the date hereof and the Company is not aware of any intention or reason on the part of the carrier or the Company to terminate the policy or of any material default under the policy. However, nothing herein shall in any way require the Company to continue to maintain any D&O Insurance; provided, that the Company shall provide to you notice of any material modification (including a copy of such modification) or termination of D&O Insurance. Following the termination of your employment, during any period that the Company continues to maintain D&O Insurance, the Company will maintain D&O Insurance “tail coverage” applicable to your acts or failures to act as an employee, officer, or board member for so long as applicable statutes of limitations would permit claims against you.
Indemnification. In addition to any rights you may have under such D&O Insurance, applicable law, or the articles of incorporation and bylaws of the Company and except as may be prohibited by applicable law, the Company agrees to indemnify, defend, and hold you harmless from and against any and all claims and/or liability arising from, as a result of, or in connection with your employment by the Company or any outside appointments and offices held at the Company’s request. The Company will enter into an Indemnification Agreement with you, in the same form as is currently provided to all officers and directors of the Company, dated as of the date hereof.
Counterparts
This Agreement may be executed in several counterparts, each of which will be deemed an original and all of which will constitute but one and the same instrument. An electronic facsimile of a signature, when delivered by the signing party to the non-signing party, will have the same force and effect as an original.
Definitions
Change in Control. For purposes of this Agreement, the term “Change in Control” shall have the same meaning as that set forth in Section 2.8 of the Eddie Bauer Holdings, Inc. Senior Officer Change in Control Compensation Benefits Plan, as adopted by the Board on or about November 3, 2005 as such definition may be amended from time to time.
Disability. For purposes of this Agreement, the term “Disability” shall mean any physical or mental condition which, notwithstanding reasonable accommodation by the Company, prevents you from satisfactory performance of your duties for the Company and which is expected to result in death or to have lasted or be expected to last for a continuous period of not less than 180 days during any period of 365 consecutive calendar days – provided that interim returns to work of less than 10 consecutive days in duration shall not be deemed to interfere with a determination of the continuous period of inability to perform your duties. The determination of whether you have a Disability shall be made by the Company or its delegate in good faith based on the advice of a licensed physician. If a physical examination, medical reports and advice or other evidence is required to enable such determination, you agree to submit to such examination by a physician selected by Company and reasonably acceptable to you and shall consent to the transfer and disclosure to the Company of such information. The Company agrees that all information disclosed to it will be handled confidentially consistent with the requirements of the Americans with Disabilities Act. If you withdraw or refuse to provide such consent, solely for the purposes of this Agreement, there shall be a presumption of Disability upon which the Company may rely. The Company shall provide you with 30 days’ written notice of Disability status.
Good Reason. You may terminate your employment hereunder for Good Reason by delivering to the Company (i) a written notice identifying in reasonable detail the act or acts constituting Good Reason (a “Preliminary Notice of Good Reason”), such notice to be given within 90 days of the your learning of an act or acts or failure or failures to act constituting Good Reason, and (ii) not earlier than 30 days from the delivery of such Preliminary Notice of Good Reason, a Notice of Termination. For purposes of this Agreement, the term “Good Reason” shall mean, without your prior written consent, one or more of the following reasons, if uncured by the Company within 30 days of written notice from you to the Board: (i) any material breach by the Company of this Agreement, including a breach of the Company’s financial representation that has a material adverse impact on the Company, except any matter concerning which no member of the Board and no member of senior management has any knowledge as of your start date; (ii) a material reduction in your duties, title, responsibilities, authority or reporting relationship; (iii) a failure to nominate you as a member of the Board; (iv) a reduction by the Company of your Base Salary or Annual Incentive Plan Target Percentage, other than in connection with any across-the-board reduction of base salaries or target percentages of substantially all senior executives of the Company provided such across-the-board adjustment reduces your total compensation opportunity by not more than 10 percent and continues for no more than one year; or (v) relocation of your principal place of employment from the greater Seattle, Washington area, without your consent. Subject to the preceding conditions, the termination of employment for Good Reason must occur during a limited period of time that does not exceed two years following the initial existence of one or more of the conditions constituting Good Reason.

Misconduct. For purposes of this Agreement, “Misconduct” shall mean that you: (i) are convicted of, or plead guilty or nolo contendere to any act of embezzlement or fraud against the Company, its parent or any of its subsidiaries, any misdemeanor involving theft or moral turpitude or to any felony; (ii) have committed any willful, intentional, purposeful, grossly negligent or malicious act that constitutes gross misconduct or a fiduciary breach and has the effect of materially injuring the business or reputation of the Company, its parent or any of its affiliates and any divisions; (iii) materially breach this Agreement, including any restrictive covenants or any representation you make to the Company; or (iv) any intentional or willful refusal or failure to perform your material duties and obligations to the Company (other than any such failure resulting from incapacity due to physical or mental illness) that, if capable of being cured, remains uncured within 30 days of written notice from the Company to you detailing such Misconduct, and if such act or omission is susceptible to cure, you will be provided a 30 day period to cure such act or omission; provided, however, that under no circumstances will mere poor performance or failure to meet your business goals and objectives be deemed Misconduct.
Resolution of Disputes
All disputes except equitable enforcement of restrictive covenants will be resolved by mandatory binding arbitration to be conducted in the greater Seattle area in accordance with the American Arbitration Association Commercial Arbitration Rules before a single arbitrator who is a currently licensed lawyer with at least 10 years experience and may be selected under such rules. Each party shall be responsible for their own attorneys fees and other fees and expenses of the arbitration except that the Company shall be responsible for payment of the arbitrator’s fee. Notwithstanding the foregoing, the arbitrator may make an award of attorneys fees and other fees and expenses to the prevailing party.
Governing Law
Except where otherwise indicated, this Agreement shall be construed and enforced in accordance with the laws of the State of Washington, without regard to its conflict of laws provisions that might require the application of the substantive or procedural rules or law of any other jurisdiction.
Withholding Taxes
All payments hereunder will be subject to any and all applicable federal, state local and foreign withholding taxes.
Please sign and return one copy of this Agreement to confirm your acceptance and understanding of your compensation package.
Sincerely,
Eddie Bauer Holdings, Inc.
Eddie Bauer, Inc.

By	/s/ William T. End	June 8, 2007

	William T. End, Chairman of the Board	Date

Accepted and agreed:

/s/ Neil S. Fiske		June 12, 2007

Neil S. Fiske, an individual		Date